NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 15, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(4) That all rights pertaining to the entire class of the security have been extinguished; provided, however, that where such an event occurs as a result of an order of a court or other governmental authority, the order shall be final, all applicable appeal periods shall have expired, and no appeals shall be pending. On November 1, 2021, CBL Properties announced that it successfully completed its Chapter 11 reorganization. All existing preferred shares were canceled upon emergence. Through the restructuring, the existing preferred shareholders will each receive their pro rata share of 5.5% common equity in the newly reorganized company as follows: Depositary Shares each representing a 1/10th fractional interest of a share of 7.375% Series D Cumulative Redeemable Preferred Stock will receive 0.043912176 shares of new common stock and the Depository Shares, each representing a 1/10th fractional Interest of a share of 6.625% Series E Cumulative Redeemable Preferred Stock wil receive 0.04312176 shares of new common stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended on November 02, 2020.